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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	Bally’s Chicago, Inc. Amendment No. 8 to Registration Statement on Form S-1
Filed June 23, 2025
File No. 333-283772

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 9 to Registration Statement on Form S-1 (the “Amendment No. 9”) which reflects the Company’s responses to the comment letter received by the Company on July 10, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Amendment No. 8 to Registration Statement on Form S-1 previously filed by the Company on June 23, 2025 (the “Amendment No. 8”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 9 and all references to page numbers in such responses are to page numbers in Amendment No. 9.

July 15, 2025

Amended Registration Statement on Form S-1

Gaming License, page 18

1.	We note your amended disclosure in response to prior comment 1 regarding the Illinois Gambling Act. Please revise to discuss the consequences of the change in offering in light of the ownership interest levels set forth in the Act, and address any risks that may arise if the levels are not met. Add risk factor disclosure as applicable

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 72, 73 and 151 of Amendment No. 9.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:	(via email)
Ameet Patel, Bally’s Chicago, Inc.
Sony Ben-Moshe, Esq., Latham & Watkins LLP
John Slater, Esq., Latham & Watkins LLP